SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ----------------------------------


                                    FORM 11-K


               (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                    For the fiscal year ended August 31, 1999

                                       or

               ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

               For the transition period from ___________________

                         Commission File Number: 1-11869


           FactSet Research Systems Inc. Employee Stock Ownership Plan
           -----------------------------------------------------------
                            (Full title of the plan)


                          FactSet Research Systems Inc.
                               One Greenwich Plaza
                          Greenwich, Connecticut 06830
                      -------------------------------------
                              (Address of the plan)



                          FactSet Research Systems Inc.
                   -------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)

                               One Greenwich Plaza

                          Greenwich, Connecticut 06830
                          ----------------------------
                (Address of issuer's principal executive office)

FactSet Research Systems Inc. Employee Stock Ownership Plan


                                     INDEX
                                                                            Page

Report of Independent Accountants                                              3


Financial Statements:

Statement of Net Assets Available for Plan Benefits
at August 31, 1999 and 1998                                                    4

Statement of Changes in Net Assets Available for Plan Benefits
for the Year Ended August 31, 1999                                             5

Notes to Financial Statements                                              6 - 8

Supplemental Schedule:

Schedule I - Line 27a Form 5500 - Schedule of Assets Held for
Investment Purposes at August 31, 1999                                         9


Signature                                                                     10

Report of Independent Accountants



To the Participants and Administrator
of the FactSet Research Systems Inc.
Employee Stock Ownership Plan:


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the FactSet Research Systems Inc. Employee Stock Ownership Plan (the "Plan") at August 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended August 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Schedule I) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP
New York, New York
February 4, 2000

FactSet Research Systems Inc.
Employee Stock Ownership Plan
Statement of Net Assets Available for Plan Benefits




ASSETS:                                At  August 31,            1999          1998

Investment at fair value:
Common stock of FactSet Research Systems Inc.             $56,863,460   $26,644,079

Receivables from FactSet Research Systems Inc.:
Employer contributions                                      1,000,000       750,000
Dividends                                                      60,698             -
                                                            ---------       -------

Total assets                                               57,924,158    27,394,079

LIABILITIES:                                                        -             -
                                                          -----------   -----------
Net assets available for plan benefits                    $57,924,158   $27,394,079
                                                          ===========   ===========




The accompanying notes are an integral part of these financial statements

FactSet Research Systems Inc.
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended August 31, 1999


ADDITIONS:

Contributions from FactSet Research Systems Inc.                        $ 1,000,000

Dividends on common stock                                                   185,733

Appreciation in fair value of common stock                               31,500,623
                                                                         ----------

Total additions                                                          32,686,356


DEDUCTIONS:

Distributions to participants                                             2,156,277


INCREASE IN NET ASSETS DURING THE PLAN YEAR                              30,530,079

Net assets available for plan benefits:

Beginning of the year                                                    27,394,079
                                                                         ----------
Ending of the year                                                      $57,924,158
                                                                        ===========



The accompanying notes are an integral part of these financial statements

FactSet Research Systems Inc.
Employee Stock Ownership Plan
Notes to Financial Statements

Note 1 - DESCRIPTION OF THE PLAN

GENERAL

The FactSet Research Systems Inc. Employee Stock Ownership Plan (the "Plan" or "ESOP") was established effective September 1, 1985 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is intended to constitute a "qualified plan" within the meaning of Sections 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and ERISA, as amended, and to qualify as an "employee stock ownership plan" under Section 4975(e)(7) of the Code. During the latest plan year, amendments to the Plan were made. Such amendments were for the purpose of updating the Plan for compliance with recently enacted tax and/or ERISA provisions.

The Plan is funded by optional annual contributions by FactSet Research Systems Inc. ("FactSet" or the "Company") as designated by its Board of Directors. The funds held under the Plan are invested in the Common Stock of FactSet. The Plan owned 2,455,643 and 2,478,519 shares of the Company's common stock at August 31, 1999 and 1998, respectively.

Effective  August  31,  1999  and  1998,  the  Board  of  Directors   authorized
contributions of $1,000,000 and $750,000, respectively, to the Plan. Such amounts were used to purchase shares of the Company's common stock on September 1, 1999 and 1998, respectively, and are reflected as a receivable from FactSet on the Statement of Net Assets Available for Plan Benefits.

Employees of the Company at fiscal year end (August 31) who have performed at least 1,000 hours of service during the plan year are generally eligible to participate in the Plan. When employee work records are not kept on an hourly basis, employees are credited with 190 hours of service for each month in which one hour of service was performed.

Contributions  in the  form of the  Company's  common  stock  are  allocated  to participant accounts in the proportion that each eligible participant's compensation bears to the aggregate compensation of all participants during the plan year. Eligible compensation for participants is capped at $120,000 during any one plan year. Contributions begin to vest upon completion of the employee's third year of service at a rate of 20% and continue at that rate in each successive year of service. Forfeited, non-vested interests in the Plan are allocated to the other participants' accounts upon meeting certain criteria as defined in the Plan. There were 2,424 shares forfeited and reallocated in 1999.

The vested interests of plan participants are distributed in a lump sum upon such participant reaching the age of 65. A participant who reaches the age of 65 but remains employed by the Company may elect to receive the distribution of his or her vested interest as of the last day in any subsequent plan year, provided that in the case of a five percent shareholder the distribution shall begin no later than April 1, following the calendar year in which the participant attains the age of 70 1/2. When employment is terminated, distributions of vested interests are made according to the election of the former employee. Such distributions are generally payable in a lump sum and are initiated upon receipt of written notification from the former employee. The vested balance of a participant's account may be distributed in the form of cash, common stock of the Company or a combination thereof.

The Plan may be terminated at any time by the Company. The adjudication of the Company as a bankrupt entity, an assignment for the benefit of the creditors of the Company, the dissolution or liquidation of the Company, or the permanent discontinuance of contributions by the Company shall effect the termination of the Plan.

ADMINISTRATION AND EXPENSES

The Plan is administered by the ESOP Plan Committee, which has appointed officials of FactSet to act as trustees and assist in administering the Plan. The assets of the Plan are held in custody by The Bank of New York. USI Consulting Group has been retained to act as record keeper for the Plan.

All expenses of the Plan including administrative costs are paid by the Company. Such costs include record keeping, participants reports, communications, audit fees and transfer agent fees.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared according to the accrual basis of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein, and the disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

VALUATION OF INVESTMENT IN COMMON STOCK

The Plan's only investment is the common stock of FactSet. It is carried at fair value at August 31, 1999 and 1998 based on the closing market price of FactSet's common stock on the New York Stock Exchange.

UNREALIZED APPRECIATION

Unrealized appreciation is the difference between the fair value and original cost basis of the Plan investment in the Company's common stock at August 31, 1999 and 1998 based on a weighted average share basis. Unrealized appreciation at August 31, 1999 and 1998 was $52,828,888 and $ 23,324,079 respectively.

DIVIDENDS

Dividend income is accrued on the ex-dividend date. Upon receipt of dividends, the Plan purchases additional shares of FactSet common stock and allocates such shares to participant accounts in the proportion of each participant's account to the total.

Note 3 - Income Taxes

The Plan is qualified under the appropriate section of the Code and received a favorable determination letter from the IRS on April 18, 1995. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is designed to be and is currently being operated in compliance with the applicable requirements of the Code. Accordingly, a provision for federal income taxes has not been made.

Note 4 - Stock Splits

On February 5, 1999, the Company declared a 3-for-2 stock split effected as a stock dividend. Subsequent to the Plan's most recent year end, the Company announced a 2-for-1 stock split. The stock split was effected as a stock dividend and was distributed on February 4, 2000 to common stockholders of record on January 21, 2000. Consistent with treatment by the Company, shares of common stock held by the Plan and related amounts (including dividends per share) have been retroactively adjusted for both stock splits.

Note 5 - Dividends

In March 1999, FactSet initiated payment of a regular quarterly dividend of $0.025 per common share. In accordance with the Plan terms, dividends are used to purchase additional shares of FactSet common stock based on the closing price of a share of the Company's common stock on dividend payment dates. Regular quarterly dividends of $ 0.025 per common share were also paid in June and September 1999.

Note 6 - Subsequent Events

On November 16, 1999 the Board of Directors declared a cash dividend of $ 0.025 per common share payable on December 21, 1999 to all common stockholders of record at the close of business on November 30, 1999 and on January 13, 2000, declared a cash dividend of $ 0.03 per common share payable on March 21, 2000 to all common stockholders of record at the close of business on February 29, 2000.

The Board of Directors of FactSet Research Systems Inc. approved the termination of the ESOP for all employees of FactSet Limited and FactSet Pacific, Inc. (the "international participants"). Effective January 1, 2000, the ESOP accounts for all international participants became 100% vested and are scheduled to be distributed to participants on or before August 31, 2000.


Supplemental Schedule

                                                                         Schedule I
FactSet Research Systems Inc.
Employee Stock Ownership Plan
Line 27a Form 5500-Schedule of Assets Held for Investment Purposes
At August 31, 1999



(a)                         (b)                                          (c)                            (d)               (e)
               Identity of Issue, borrower,               Description of investment including
                lessor, or similiar party                   maturity date, rate of interest,                            Current
                                                           collateral, par or maturity value           Cost              Value
---            ----------------------------               -----------------------------------          ----             -------
 **            FactSet Research Systems                      Common Stock 2,445,643* shares         $4,039,572        $56,863,460
                                                                      $23.25/Share


*Shares of common stock and related amounts give retroactive effect to the 3-for-2 stock split that occurred on February 5, 1999 and the 2-for-1 stock split that was declared on January 13, 2000 and was distributed on February 4, 2000.

**Indicates an identified person known to be a party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee and the Trustee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


FactSet Research Systems Inc. Employee Stock Ownership Plan

By: /s/ Ernest S. Wong                                   Date: February 28, 2000

Senior Vice President,
Chief Financial Officer and Secretary